

April 9, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE:     Miami International Securities Exchange, LLC ("MIAX")**
**Amendment 2024-6 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-6 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C –   Updated officers for Miami International Holdings, Inc., MIAX PEARL, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, and Minneapolis Grain Exchange, LLC; new subsidiary (MIAX Futures Holdco, LLC)
Exhibit J –   Updated officers and director terms
Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc:     Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br><br>04/09/24 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION      ☒ AMENDMENT

1. State the name of the applicant:  Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):  7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone:  609-897-7300;  Facsimile:  609-987-2210

24010389

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
   ☒ Limited Liability Company      ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY):  9/10/07      (b) State/Country of formation:  Delaware

   (c) Statute under which applicant was organized:  Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: April 9, 2024

By: _____
Deborah L. Carroll
SVP, Associate General Counsel & Asst. Corp. Secretary

Subscribed and sworn before me this 9th day of April, 2024.

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1.  **Name and address of organization.**

2.  **Form of organization (e.g., association, corporation, partnership, etc.).**

3.  **Name of state and statute citation under which organized. Date of incorporation in present form.**

4.  **Brief description of nature and extent of affiliation.**

5.  **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6.  **A copy of the constitution.**

7.  **A copy of the articles of incorporation or association including all amendments.**

8.  **A copy of existing by-laws or corresponding rules or instruments.**

9.  **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A. MIAMI INTERNATIONAL HOLDINGS, INC.

1.  *Name*:  Miami International Holdings, Inc.
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.	*Brief description of nature and extent of affiliation*:	Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5.	*Brief description of business or functions*:	Miami International Holdings, Inc. is a holding company which holds 100% of the equity of: Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, Miami International Technologies, LLC, MIAX Futures Holdco, LLC, MIAX Futures, LLC, The Bermuda Stock Exchange, M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, MGEX Real Estate Holdings, LLC, MIAX Global, LLC, MIAX Products, LLC, Dorman Trading, LLC, M 7 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of LedgerX LLC, and MIH East Holdings, Limited. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6.	*A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8.	*A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9.	*The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

**Officers of Miami International Holdings, Inc.**

The following persons are the officers of Miami International Holdings, Inc.:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Mark G. Bagan | Executive Vice President – US Futures Strategy |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |

| Name | Title |
|---|---|
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph Bracco | Senior Vice President – Head of Sales |
| Kelly Brown | Senior Vice President – Derivative Products and Business Development |
| Steven F. Ivey | Senior Vice President – Futures Risk Management |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Margo Bailey | Vice President – Senior Counsel |
| Jonathan Dowd | Vice President – Business Strategy |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Lindsay R. Hopkins | Vice President – Senior Counsel |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Peter D. Sparby | Vice President – Counsel |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Alessandra Corona | Assistant Vice President – Associate Counsel |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Matt Leisen | Assistant Vice President – Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

## *Directors of Miami International Holdings, Inc.*

The following persons are the directors of Miami International Holdings, Inc.:

| Directors |
| --- |
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Kurt M. Eckert |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Mark I. Massad |
| Jack G. Mondel |
| Lisa Moore |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer Jr. |
| Cynthia Schwarzkopf |
| Paul V. Stahlin |
| J. Gray Teekell |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

### *Audit Committee of Miami International Holdings, Inc.*

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

| Audit Committee |
| --- |
| Paul V. Stahlin (Chair) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |
| Robert D. Prunetti |

### *Compensation Committee of Miami International Holdings, Inc.*

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

| Compensation Committee |
| --- |
| Talal Jassim Al-Bahar (Chair) |
| Christopher D. Brady |
| Thomas J. Kelly, Jr. |
| Mark F. Raymond |
| J. Gray Teekell |

### *Risk Committee of Miami International Holdings, Inc.*

The following persons are members of the Risk Committee of Miami International Holdings, Inc.:

| Risk Committee |
| --- |
| Lisa Moore (Chair) |
| Kurt M. Eckert |
| Paul V. Stahlin |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## B.   MIAX PEARL, LLC

1.  *Name*:  MIAX PEARL, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4.  *Brief description of nature and extent of affiliation*:  MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended.  MIAX PEARL operates fully electronic options and equities trading platforms.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |

| Name | Title |
|---|---|
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC.  Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

## *Directors of MIAX PEARL, LLC*

The following persons are the directors of MIAX PEARL, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |
| Talal Jassim Al-Bahar |
| Sean Barry |
| William T. Bergman |
| David Brown |
| Lindsay L. Burbage |
| Guy Dowman |
| Kurt M. Eckert |
| Leslie Florio |
| Michael Harrington |
| Lawrence E. Jaffe |
| Paul Kenyon |
| John E. McCormac |
| Miguel Moratiel |
| William J. O'Brien IV |
| Nathaniel Pomeroy |
| Robert D. Prunetti |
| Scott Richardson |
| Cynthia Schwarzkopf |
| Steven Sosnick |
| Erik Swanson |
| Christopher L. Whittington |

## *Committees of MIAX PEARL, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Compensation Committee |
| --- |
| Cynthia Schwarzkopf (Chair) |
| William T. Bergman |
| Robert D. Prunetti |

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| John E. McCormac |
| Cynthia Schwarzkopf |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
| --- |
| Lawrence E. Jaffe (Chair) |
| Kurt M. Eckert |
| Guy Dowman |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Sean Barry |
| David Brown |
| Kurt M. Eckert |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## C.  MIAX EMERALD, LLC

1. *Name*:  MIAX Emerald, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*:  MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |

| Name | Title |
|------|-------|
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

The following persons are the directors of MIAX Emerald, LLC:

| Directors |
|-----------|
| Thomas P. Gallagher |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Richard Herr |
| Paul Jiganti |
| Michael Juneman |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |

| Liam Smith |
| --- |

### *Committees of MIAX Emerald, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Compensation Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Marianne Deane |
| Joseph M. Kyrillos Jr. |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
| --- |
| Marianne Deane (Chair) |
| Kurt M. Eckert |
| Paul Jiganti |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| David S. Fleming |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## D.   MIAX Sapphire, LLC

1. *Name*:  MIAX Sapphire, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is not yet active. MIAX Sapphire intends to register as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 18, 2023 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Sapphire, LLC

The following persons are the officers of MIAX Sapphire, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer & Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |

| Name | Title |
|---|---|
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

### *Directors of MIAX Sapphire, LLC*

The following persons are the directors of MIAX Sapphire, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Marianne Deane |
| Leslie Florio |
| Kenneth Lozier |
| John E. McCormac |
| Robert D. Prunetti |

### *Committees of MIAX Sapphire, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kenneth Lozier |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Marianne Deane |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## E.    MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1.    *Name*:  Miami International Technologies, LLC
      *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4.    *Brief description of nature and extent of affiliation*:  Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.    *Brief description of business or functions*:  MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of Miami International Technologies, LLC*

The following persons are the officers of Miami International Technologies, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Harish Jayabalan | Executive Vice President – Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Randy Foster | Senior Vice President – Business Systems Development |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Charles Blades | Vice President – Controller |
| Mitchell Garfinkel | Vice President – Finance |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Tia Toms | Vice President – Administration |

### *Directors of Miami International Technologies, LLC*

The following persons are the directors of Miami International Technologies, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## F. MIAX FUTURES HOLDCO, LLC

1. *Name*: MIAX Futures Holdco, LLC
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Futures Holdco, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures Holdco, LLC is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of MIAX Futures Holdco, LLC*

The following persons are the officers of MIAX Futures Holdco, LLC:

| Name | Title |
| --- | --- |
| Troy McDonald Kane | Chief Executive Officer |
| Joseph W. Ferraro III | President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |

| Name | Title |
|------|-------|
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### *Directors of MIAX Futures Holdco, LLC*

The following persons are the directors of MIAX Futures Holdco, LLC:

| Directors |
|-----------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## G.   MIAX FUTURES, LLC

1. *Name*:  MIAX Futures, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman |
| Joseph W. Ferraro III | President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Kelly Brown | Senior Vice President – Derivative Products and Business Development |

### Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

| Directors |
| --- |
| Thomas P. Gallagher (Chair) |
| Kurt M. Eckert |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## H.    THE BERMUDA STOCK EXCHANGE

1.    *Name*:  The Bermuda Stock Exchange
      *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2.    *Form of organization*:  A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3.    *Name of state, statute under which organized and date of incorporation*:  Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4.    *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*:  Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*:  The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

| Name | Title |
| --- | --- |
| Gregory A. Wojciechowski | President & Chief Executive Officer |
| Gregory A. Wojciechowski | Secretary |
| Ailish Bryne | Chief Compliance Officer |
| Jacintha Pogson-Hughes | Chief Administration Officer |

### Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

| Council |
| --- |
| Thomas P. Gallagher (Chair) |
| David Brown (Deputy Chair) |
| Jeff Conyers |
| Kurt M. Eckert |
| Caroline Kennedy |
| Mark Massad |
| Michael Neff |
| Eric Sites |
| Murray Stahl |
| Gregory A. Wojciechowski |

### Committees of The Bermuda Stock Exchange

| Business Development Committee |
| --- |
| Eric Sites |
| Jeff Conyers |
| Michael Neff |
| Gregory A. Wojciechowski |

| Compensation Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Executive Management Committee |
| --- |
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Listing Committee |
| --- |
| Dudley Cottingham |
| Sharon Beesley |
| Miguel DaPonte |
| Marco Montarsolo |
| Gregory A. Wojciechowski |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## I.   BSD NOMINEE LIMITED

1. *Name*:  BSD Nominee Limited
   *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:  A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*:  Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*:  Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*:  Not applicable.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Council (Directors) of BSD Nominee Limited

    The following persons are the council of BSD Nominee Limited:

    | Council |
    | --- |
    | Gregory A. Wojciechowski |
    | James McKirdy |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## J.    M 402 HOLDINGS, LLC

1.  *Name*:  M 402 Holdings, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.  *Brief description of nature and extent of affiliation*:  M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5.  *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 30, 2020 and By-Laws dated July 30, 2020 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of M 402 Holdings, LLC*

The following persons are the officers of M 402 Holdings, LLC:

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### *Directors of M 402 Holdings, LLC*

The following persons are the directors of M 402 Holdings, LLC:

| Directors |
|-----------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## K.   MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*:  Minneapolis Grain Exchange, LLC
   *Address*:  400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*:  Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.  MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws dated March 21, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

| Name | Title |
|---|---|
| Mark G. Bagan | Chief Executive Officer |
| Troy McDonald Kane | President |
| Layne G. Carlson | Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer |
| James D. Facente, Jr. | Director & Chief Risk Officer – Clearing & IT |

### Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

| Directors |
|---|
| Thomas P. Gallagher, Chair |
| Mark G. Bagan |
| De'Ana H. Dow |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Jill E. Sommers |
| Murray Stahl |

### Standing Committees of Minneapolis Grain Exchange, LLC

| Executive Committee |
|---|
| Thomas P. Gallagher, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Bradley Griffith |
| Kerry L. Melius |

| Audit Committee |
| --- |
| Thomas P. Gallagher, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |

| Regulatory Oversight Committee |
| --- |
| De'Ana H. Dow, Chairperson |
| Michael V. Dunn |
| Kurt M. Eckert |
| Bradley Griffith |
| Jill E. Sommers |

| Risk Committee |
| --- |
| Bradley Griffith, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Kurt M. Eckert |
| Jill E. Sommers |

| Nominations Committee |
| --- |
| Bradley Griffith, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Michael V. Dunn |
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## L.   MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*:  MGEX Real Estate Holdings, LLC
   *Address*:  400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*:  MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Officers of MGEX Real Estate Holdings, LLC

    The following persons are the officers of MGEX Real Estate Holdings, LLC:

    | Name | Title |
    |---|---|
    | Mark G. Bagan | President & Chief Executive Officer |
    | Lance Emmons | EVP, Chief Financial Officer |
    | Barbara Comly | Secretary |
    | Layne G. Carlson | Treasurer |
    | Ethan Ongstad | Director, Corporate Strategy |

    ### Directors of MGEX Real Estate Holdings, LLC

    The following persons are the directors of MGEX Real Estate Holdings, LLC:

    | Directors |
    |---|
    | Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## M.   MIAX GLOBAL, LLC

1.  *Name*:  MIAX Global, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*:  MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### *Officers of MIAX Global, LLC*

   The following persons are the officers of MIAX Global, LLC:

   | Name | Title |
   | --- | --- |
   | Thomas P. Gallagher | Chairman and Chief Executive Officer |
   | Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
   | Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
   | Lance Emmons | Executive Vice President and Chief Financial Officer |
   | Gregory A. Wojciechowski | President |

   ### *Directors of MIAX Global, LLC*

   The following persons are the directors of MIAX Global, LLC:

   | Directors |
   | --- |
   | Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## N.   MIAX PRODUCTS, LLC

1. *Name*:  MIAX Products, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4.   *Brief description of nature and extent of affiliation*:  MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: Development of financial products.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |

### Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## O.   DORMAN TRADING, LLC

1.   *Name*:  Dorman Trading, LLC
     *Address*:  141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2.   *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4.  *Brief description of nature and extent of affiliation*:  Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Dorman Trading, LLC.

The following persons are the officers of Dorman Trading, LLC:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Daniel P. Dorman | Senior Vice President, Chief Operating Officer and Assistant Secretary |
| David Dorman | Senior Vice President, Operations |
| Robert Sheeren | Chief Financial Officer |
| Michael Higgins | Chief Compliance Officer |
| Mark Robertson | Vice President, Clearing and Floor Operations |
| Brian Gaffud | Vice President, Director of Business Development |
| Michael Stanton | Vice President, Business Development |
| James Tometz | Vice President, Operations |
| Wesley Chiu | Assistant Chief Financial Officer |
| Barbara J. Comly | Secretary |

### Directors of Dorman Trading, LLC

The following persons are the directors of Dorman Trading, LLC:

| Directors |
| --- |
| Thomas P. Gallagher (Chair) |
| Robert D. Prunetti |

> Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## P.    M 7 HOLDINGS, LLC

1. *Name*:  M 7 Holdings, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*:  M 7 Holdings, LLC ("M 7") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. LedgerX LLC is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*:  M 7 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws dated December 9, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of M 7 Holdings, LLC

The following persons are the officers of M 7 Holdings, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### *Directors of M 7 Holdings, LLC*

The following persons are the directors of M 7 Holdings, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## Q. LEDGERX LLC

1. *Name*: LedgerX LLC
   *Address*: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC ("LedgerX").

5. *Brief description of business or functions*: LedgerX is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of LedgerX LLC*

The following persons are the officers of LedgerX LLC:

| Name | Title |
| --- | --- |
| Zachary Dexter | Chief Executive Officer |
| Josh Markou | Chief Financial Officer |
| Brian Mulherin | General Counsel |

| Name | Title |
|---|---|
| Erin Renee Schwartz | Chief Compliance Officer and Chief Regulatory Officer |
| James Outen | Chief Risk Officer and Chief Economist |
| William Bradley | Chief Technology Officer |
| Ryan Scott Mendel | Chief Information Officer |
| Barbara J. Comly | Corporate Secretary |

### *Directors of LedgerX LLC*

The following persons are the directors of LedgerX LLC:

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Bryan Bishop |
| Lindsay L. Burbage |
| Zachary Dexter |
| Kurt M. Eckert |
| Jerome Kemp |
| Lisa Moore |
| Robert D. Prunetti |
| Jill Sommers |
| Larry Thompson |
| Mark Wetjen |

### *Standing Committees of LedgerX LLC*

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage |
| Larry Thompson |
| Jerome Kemp |
| Lisa Moore |
| Jill Sommers |

| Risk Management Committee |
|---|
| Bryan Bishop |
| Zachary Dexter |
| Kurt M. Eckert |
| Thomas P. Gallagher |
| Jerome Kemp |
| Larry Thompson |
| Mark Wetjen |

| Participant Committee |
|---|
| Kurt M. Eckert |
| Zachary Dexter |
| Jerome Kemp |
| Lisa Moore |
| Larry Thompson |

| Nominating Committee |
|---|
| Lindsay L. Burbage |
| Kurt M. Eckert |
| Robert D. Prunetti |
| Jill Sommers |
| Larry Thompson |
| Mark Wetjen |

| Disciplinary Panel |
|---|
| Bryan Bishop |
| Kurt M. Eckert |
| Jerome Kemp |
| Jill Sommers |

| Appeals Committee |
|---|
| Lindsay L. Burbage |
| Larry Thompson |
| Mark Wetjen |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## R. MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   ### Officers of MIH East Holdings, Limited

   The following persons are the officers of MIH East Holdings, Limited:

   | Name | Title |
   |---|---|
   | Thomas P. Gallagher | Executive Officer |
   | Lance Emmons | Chief Financial Officer |

   ### Directors of MIH East Holdings, Limited

   The following persons are the directors of MIH East Holdings, Limited:

   | Directors |
   |---|
   | Thomas P. Gallagher |
   | Lance Emmons |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## S.  CONVEXITYSHARES, LLC

1. *Name*:  ConvexityShares, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*:  MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5.    *Brief description of business or functions*:    ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).    It currently is a non-operational entity.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

| Managers |
| --- |
| MIAX Futures, LLC |
| T3i US Holdings Inc. |

### Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

| Name | Title |
| --- | --- |
| Simon Ho | Interim Chief Executive Officer & President |
| Melinda Ho | Treasurer, Chief Financial Officer & Secretary |
| Joseph W. Ferraro III | Interim Chief Compliance Officer |
| Charles Blades | Controller |

10.    *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

# CERTIFICATE OF FORMATION

## OF

## MIAX FUTURES HOLDCO, LLC

**THIS IS TO CERTIFY** that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1.    The name of the limited liability company is **MIAX Futures Holdco, LLC** (the "Company").

2.    The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.    This Certificate shall be effective upon filing.

4.    The duration of this limited liability company will be perpetual.

**IN WITNESS WHEREOF**, the undersigned, an authorized person, has signed this certificate this 12th day of March, 2024.

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

# LIMITED LIABILITY COMPANY AGREEMENT
## OF
# MIAX FUTURES HOLDCO, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of April 1, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1.    **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on March 12, 2024.

2.    **Name.** The name of the limited liability company shall be **"MIAX Futures Holdco, LLC"**, or such other name as the Member may from time to time hereafter designate.

3.    **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.    **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5.    **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6.    **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7.    **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8.     **Board of Directors; Delegation of Authority and Duties.**

(a) <u>Member and Board of Directors</u>. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) <u>Delegation by Board</u>. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) <u>Committees</u>. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9.     **Establishment of Board of Directors.**

(a) <u>Directors</u>. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) <u>No Individual Authority</u>. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the

appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18.    **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19.    **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20.    **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21.    **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22.    **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency

exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24.     **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25.     **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

**MIAMI INTERNATIONAL HOLDINGS, INC.**

By: /s/ Thomas P. Gallagher
        THOMAS P. GALLAGHER
        Chairman and Chief Executive Officer
        7 Roszel Road, Suite 1A
        Princeton, NJ 08540

# EXHIBIT J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

**1.      Name.**

**2.      Title.**

**3.      Dates of commencement and termination of term of office or position.**

**4.      Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

**Response:**

1.      **Officers of Miami International Securities Exchange, LLC**

The following persons are the officers of the Exchange:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |

| Name | Title |
|------|-------|
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Carlo Giansanti | Vice President – Vendor Management |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Zachary G. Pendleton | Assistant Vice President – Privacy and Data Governance Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are the directors and Board observers of the Exchange:

| DIRECTORS | | | |
|---|---|---|---|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| Joseph Sellitto | Industry/ERP | So long as qualified under Equity Rights Program | President and CEO – Global Execution Brokers, LP |
| Michael P. Ameen | Non-Industry/ Independent | Class III – 2025 | Executive Vice President and Chief Financial Officer – Rheo Vest, LLC |
| Marianne Deane | Non-Industry/ Independent | Class III – 2025 | Community Volunteer |
| Kurt M. Eckert | Industry/Member Representative | Class III – 2025 | Former Partner and Head of Market Structure – Wolverine Trading, LLC |
| Leslie Florio | Non-Industry/ Independent | Class III – 2025 | Vice President of the Maxwell Place Condominium Association |
| Paul Jiganti | Industry/Member Representative | Class III – 2025 | Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets |
| Robert D. Prunetti | Non-Industry | Class III – 2025 | President – Phoenix Ventures, LLC |
| David Dooman | Industry/Member Representative | Class I – 2026 | Managing Director – Dash Financial Technologies |
| Lawrence E. Jaffe | Non-Industry/ Independent | Class I – 2026 | Attorney (Retired) |

| DIRECTORS | | | |
|---|---|---|---|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| William V. Looney, Jr. | Industry | Class I – 2026 | Managing Director – Global Head of Business Development – X-Change Financial Access, LLC |
| Cynthia Schwarzkopf | Non-Industry/ Independent | Class I – 2026 | Professional and Philanthropic Public Speaker |
| J. Gray Teekell | Non-Industry/ Independent | Class I – 2026 | President and Chief Executive Officer – The Teekell Company, Inc. |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2027 | Attorney (Retired) |
| Robert P. Castrignano | Industry | Class II – 2027 | Managing Director – Piper Sandler |
| John DiBacco, Jr. | Industry | Class II – 2027 | Global Head of Derivatives – Clear Street |
| John A. Kinahan | Industry/Member Representative | Class II – 2027 | Chief Executive Officer – Group One Trading LP |
| John E. McCormac | Non-Industry/ Independent | Class II – 2027 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| OBSERVERS | | | |
| Lawrence Tanzman | Industry | So long as qualified under Equity Rights Program | Head of CES Options Routing – Citadel Securities |

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| AUDIT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Robert D. Prunetti (Chair) | Non-Industry |
| Michael P. Ameen | Non-Industry/Independent |
| John E. McCormac | Non-Industry/Independent |

| COMPENSATION COMMITTEE | |
|---|---|
| Name | Classification |
| J. Gray Teekell (Chair) | Non-Industry/Independent |
| Robert D. Prunetti | Non-Industry |
| Cynthia Schwarzkopf | Non-Industry/Independent |

| REGULATORY OVERSIGHT COMMITTEE | |
|---|---|
| Name | Classification |
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Lawrence E. Jaffe | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |

| APPEALS COMMITTEE | |
|---|---|
| Name | Classification |
| Lawrence Jaffe (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Kurt M. Eckert | Industry/Member Representative |

| TECHNOLOGY COMMITTEE | |
|---|---|
| Name | Classification |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Marianne Deane | Non-Industry/Independent |
| David Dooman | Industry/Member Representative |
| Kurt M. Eckert | Industry/Member Representative |
| John A. Kinahan | Industry/Member Representative |
| John E. McCormac | Non-Industry/Independent |
| Cynthia Schwarzkopf | Non-Industry/Independent |
| J. Gray Teekell | Non-Industry/Independent |

# EXHIBIT M

**Exhibit Request:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1.      **Name;**

2.      **Date of election to membership or acceptance as a member, subscriber or other user;**

3.      **Principal business address and telephone number;**

4.      **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.      **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.      **The class of membership, participation or subscription or other access.**

**Response:**

Attached is a list of the members of the Exchange as of April 4, 2024, including the information set forth in items 1-6 above.

**ABN AMRO CLEARING USA LLC**

| | |
|---|---|
| 175 West Jackson Blvd., Ste. 2050 | Approval Date: 3/7/2013 |
| Chicago    IL    60604 | **Membership Activities:** |
| | Clearance |
| Tele #: (312) 604-8000 | International Tele # |

SEC #: 8- 34354
CRD #: 14020

**AKUNA SECURITIES LLC**

| | |
|---|---|
| 333 S. Wabash Avenue, Suite 2600 | Approval Date: 4/17/2017 |
| Chicago    IL    60604 | **Membership Activities:** |
| | Registered Market Maker |
| Tele #: (312) 994-4640 | International Tele # |

SEC #: 8- 68957
CRD #: 159041

**APEX CLEARING CORPORATION**

| | |
|---|---|
| One Dallas Center | Approval Date: 11/18/2015 |
| 350 N. St. Paul, Suite 1300 | **Membership Activities:** |
| Dallas    TX    75201 | Clearance |
| Tele #: (214) 765-1100 | International Tele # |

SEC #: 8- 23522
CRD #: 13071

**AXOS CLEARING LLC**

| | |
|---|---|
| 15950 West Dodge Road - Suite 300 | Approval Date: 4/11/2022 |
| Omaha    NE    68118 | **Membership Activities:** |
| | Clearance |
| Tele #: (402) 384-6100 | International Tele # |

SEC #: 8- 53595
CRD #: 117176

**BARCLAYS CAPITAL INC.**

| | |
|---|---|
| 745 Seventh Avenue | Approval Date: 12/7/2012 |
| New York    NY    10019 | **Membership Activities:** |
| | Order Entry & Clearance |
| Tele #: (212) 526-7000 | International Tele # |

SEC #: 8- 41342
CRD #: 19714

**BELVEDERE TRADING LLC**

| | |
|---|---|
| 10 S. Riverside Plaza, Suite 2100 | Approval Date: 8/1/2022 |
| Chicago    IL    60606 | **Membership Activities:** |
| | Primary Lead, Lead & Registered Market Maker |
| Tele #: (312) 893-3750 | International Tele # |

SEC #: 8- 66612
CRD #: 132605

**BMO CAPITAL MARKETS CORP.**

| | |
|---|---|
| 151 W. 42nd Street, 9th Floor | Approval Date: 10/10/2014 |
| New York    NY    10036 | **Membership Activities:** |
| | Order Entry & Clearance |
| Tele #: (212) 885-4000 | International Tele # |

SEC #: 8- 34344
CRD #: 16686

**BNP PARIBAS SECURITIES CORP.**

| | |
|---|---|
| 787 Seventh Avenue | Approval Date: 4/21/2014 |
| New York    NY    10019 | **Membership Activities:** |
| | Order Entry & Clearance |
| Tele #: (212) 841-2000 | International Tele # |

SEC #: 8- 32682
CRD #: 15794

**BOFA SECURITIES, INC.**

| | |
|---|---|
| One Bryant Park | Approval Date: 11/1/2018 |
| New York    NY    10036 | **Membership Activities:** |
| | Order Entry & Clearance |
| Tele #: (646) 743-2734 | International Tele # |

SEC #: 8- 69787
CRD #: 283942

## CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami    FL    33131
Tele #: (312) 395-2100

Approval Date: 12/7/2012
**Membership Activities:**
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

## CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York    NY    10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

## CLEAR STREET LLC

55 Broadway
New York    NY    10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

## CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York    NY    10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

## DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago    IL    60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

## DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago    IL    60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015
**Membership Activities:**
Market Maker
International Tele #

SEC #: 8-51241
CRD #: 45908

## GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd    PA    19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

## GOLDMAN SACHS & CO. LLC

200 West Street
New York    NY    10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

## GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago    IL    60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
**Membership Activities:**
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

## GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York          NY      10022
Tele #:  (212) 715-2830

Approval Date:  2/25/2020

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 68126
CRD #: 149224

## HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York          NY      10007
Tele #:  (212) 293-1444

Approval Date:  3/29/2017

**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8- 68430
CRD #: 152144

## IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago          IL      60606
Tele #:  (312) 244-3300

Approval Date:  8/26/2014

**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 52600
CRD #: 104143

## INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York          NY      10019
Tele #:  (212) 310-9500

Approval Date:  3/27/2013

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

## INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich          CT      06830
Tele #:  (203) 618-5710

Approval Date:  12/7/2012

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

## J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York          NY      10179
Tele #:  (212) 272-2000

Approval Date:  12/7/2012

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

## JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York          NY      10281
Tele #:  (646) 759-6000

Approval Date:  4/2/2018

**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

## JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York          NY      10281
Tele #:  (646) 759-6000

Approval Date:  4/2/2018

**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

## JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York          NY      10022
Tele #:  (212) 284-2300

Approval Date:  9/15/2014

**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

## JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago          IL      60654
Tele #:  (312) 205-8900

Approval Date:  12/9/2019
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8- 52989
CRD #: 106124

## MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago          IL      60603
Tele #:  (312) 334-8000

Approval Date:  12/7/2012
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

## MORGAN STANLEY & CO. LLC

1585 Broadway
New York          NY      10036
Tele #:  (212) 761-4000

Approval Date:  12/7/2012
**Membership Activities:**
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 15869
CRD #: 8209

## OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago          IL      60601
Tele #:  (312) 821-9500

Approval Date:  1/27/2015
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

## PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago          IL      60604
Tele #:  (312) 444-8000

Approval Date:  7/22/2015
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 8-50422
CRD #: 43773

## PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City          NJ      07399
Tele #:  (201) 413-2000

Approval Date:  3/12/2013
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

## RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago          IL      60605
Tele #:  (312) 692-5000

Approval Date:  12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

## SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago          IL      60604
Tele #:  (312) 360-2440

Approval Date:  9/20/2013
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

## SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd          PA      19004
Tele #:  (610) 617-2600

Approval Date:  11/23/2016
**Membership Activities:**
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

## SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd  PA  19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

## TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York  NY  10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

## UBS SECURITIES LLC

1285 Avenue of the Americas
New York  NY  10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

## WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth  MN  55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
**Membership Activities:**
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

## WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles  CA  90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

## WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte  NC  28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

## WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago  IL  60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

## WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago  IL  60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
**Membership Activities:**
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

## X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago  IL  60605
Tele #: (312) 235-0320

Approval Date: 11/28/2018
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-65860
CRD #: 126201

**Total BD Firms  45**